  Exhibit 99.1

High Tide Reports Record-Breaking Third Quarter 2026 Financial Results

High Tide Inc., September 14, 2026

•	RECORD Quarterly Revenue of $199 Million and Annualized Revenue Run Rate of Approximately $800 Million
•	RECORD Gross Profit of $52.7 Million
•	RECORD Adjusted EBITDA of $16.2 Million
•	RECORD Income From Operations of $8.7 Million
•	RECORD Net Income of $12.7 Million
•	RECORD Cash Flow From Operations Before Changes in Non-Cash Working Capital of $11.9 Million, With Free Cash Flow of $7.0 Million
•	Canna Cabana Held a 14% Share of the Cannabis Retail Market in the Provinces Where it Operates, Excluding British Columbia, Up From 13% a Year Ago[1]

CALGARY, AB, Sept. 14, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today released its financial results for the third fiscal quarter of 2026 ended July 31, 2026, the highlights of which are included in this news release. The full set of unaudited condensed interim consolidated financial statements for the three months ended July 31, 2026 and 2025 (the "Financial Statements") and accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov/edgar.

"Nearly every major financial metric moved in the right direction this quarter, with many reaching the highest levels in our history. We delivered record revenue, record gross profit, record Adjusted EBITDA, record income from operations, record net income and record operating cash flow before working capital. But what excites me most is that our bottom line is now growing substantially faster than our top line. That is the operating leverage we have spent years building toward," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"High Tide is approaching an $800 million annualized revenue run rate, our Adjusted EBITDA margin is at its highest level in twelve quarters, and we continue to generate meaningful free cash flow while investing aggressively in growth. With Canna Cabana strengthening its leadership position in Canada and Remexian scaling rapidly in Germany, we now have two powerful engines driving our business forward. We intend to keep pushing hard on growth, profitability and cash generation while maintaining the capital discipline that got us here. This quarter is the clearest evidence yet of the earnings power we are building at High Tide," added Mr. Grover.

Third Fiscal Quarter 2026 - Financial Highlights:

•	Revenue was a record $198.8 million for the three months ended July 31, 2026 compared to $149.7 million during the same period last year, an increase of 33%, representing the fastest growth rate in 13 quarters. Revenue was up 11% sequentially, representing the fastest growth rate in 15 quarters. This was the fifth consecutive quarter marking a new all-time high in revenue.
•	Gross profit was a record $52.7 million for the three months ended July 31, 2026, up 32% compared to the previous year and up 9% sequentially.
•	Gross margin was 27% for the three months ended July 31, 2026, which was consistent with a year ago and sequentially.
•	Adjusted EBITDA was yet another record of $16.2 million in the three months ended July 31, 2026. This was up 53% compared to last year and up 17% sequentially. The Company generated Adjusted EBITDA margin of 8.2% in the three months ended July 31, 2026, which marked the highest level in 12 quarters.
•	The Company continued to create shareholder value by growing key fundamental metrics far in excess of share dilution. Specifically, even excluding the non-controlling interest, revenue grew 2.5x faster than its average basic share count during the three months ended July 31, 2026, compared to the prior year, while Adjusted EBITDA grew 3.9x faster than its average basic share count.
•	Cash flow from operations before changes in non-cash working capital was a record $11.9 million for the three months ended July 31, 2026, up 44% compared to last year and 36% sequentially.
•	The Company generated $7.0 million in free cash flow in the three months ended July 31, 2026. Free cash flow was up 373% versus $1.5 million sequentially. Free cash flow compared to $7.7 million in the prior year despite $4.2 million in additional investments in working capital to support the growth of the business.
•	General and administration expenses represented 3.9% of revenue in the three months ended July 31, 2026, which improved from 4.4% during the previous year, and 4.0% sequentially, and was the lowest level in eight quarters.
•	Salaries, wages, and benefits represented 11.4% of revenue in the three months ended July 31, 2026, which improved from 12.2% during the previous year, and 11.9% sequentially, and was the lowest level in 12 quarters.
•	Income from operations was a record $8.7 million in the three months ended July 31, 2026. This was up 133% compared to last year, and 43% sequentially.
•	During the third fiscal quarter, the Company generated record net income of $12.7 million, which represented significant improvements from net income of $0.8 million a year ago, and modestly positive net income sequentially. Adjusted for changes in non-cash derivative liability and long-term contract asset, net income was $2.2 million, which compared to $0.9 million a year ago, and $0.8 million sequentially.
•	Cash and cash equivalents, including restricted cash, as at July 31, 2026 totaled $47.1 million, which compared to $63.8 million in the prior year, and $36.5 million sequentially.

Third Fiscal Quarter 2026 - Retail Highlights:

•	Canna Cabana remains the largest cannabis retail chain in Canada with 232 operating locations. Excluding British Columbia, Canna Cabana's market share was 14%, up from 13% in the previous year.[2]
•	Canadian Cabana Club membership has surpassed 2.73 million, an increase of 27% compared to last year, and 3% sequentially. Cabana Club remains the largest cannabis loyalty program globally. The Company has also exceeded 186,000 ELITE members in Canada, an increase of 62% from the previous year and 4% sequentially.
•	The average Canna Cabana store generated 1.8x revenue versus peers.[3]
•	Same-store sales for the entirety of the third fiscal quarter of 2026 were consistent with the prior year; however, comparative sales showed positive growth in each of the months of June 2026 and July 2026 versus the prior year. The Company notes that, in terms of transaction count, on a same-store basis, Canna Cabana posted a 1.1% gain during the third fiscal quarter. Since the launch of its discount club model in October 2021, same store sales at Canna Cabana are up 171% while the average operator has experienced a 1% decline in sales.[4]
•	For the 12 months ended June 2026, total industry sales in the five provinces where the Company operates were up 3% year over year.[5] In contrast, total Canna Cabana sales were up 10% during this period.
•	Canna Cabana had a shrink rate of 0.2% during the three months ended July 31, 2026, which was consistent with the three months ended April 30, 2026, and July 31, 2025.
•	Excluding stores open less than six months which are still ramping up, annualized retail sales per square foot were $1,721 across the Canna Cabana store network during the third fiscal quarter of 2026, which was higher than many best-in-class international retailers.

Third Fiscal Quarter 2026 - Medical Cannabis Update

•	During the third fiscal quarter of 2026, Remexian distributed a record 10.2 tonnes of medical cannabis into the German market, marking the highest quarterly distribution volume in the company's history. Volumes increased 62% compared to the previous year and 35% sequentially.
•	The segment generated record revenue of $38.2 million during the third fiscal quarter of 2026, compared to $31.6 million during the second fiscal quarter of 2026.
•	During the third fiscal quarter of 2026, Remexian generated gross margin of 26%.

Remexian - Revenue & Gross Margin %

Remexian - Market Share (3 Months Ended)

Remexian - Tonnage Sold (Tonnes)

Remexian - Adjusted EBITDA

Third Fiscal Quarter 2026 - Operational Highlights (May 1, 2026 - July 31, 2026):

•	The Company opened new Canna Cabana locations in Toronto, Welland, Ottawa and Calgary.
•	The Company closed the acquisition of four additional stores in Ontario - Bowmanville, Oshawa, Courtice and Kingston - through the acquisition of 100% of the equity interests of J. Supply Holdings Inc., operating as Northern Helm.
•	Certain officers, directors, and consultants, led by the Company's President and Chief Executive Officer, in the aggregate, acquired 90,882 common shares in the capital of High Tide on the open market between May 6, 2026, and May 8, 2026, at an average price of $3.39 per Common Share.

Subsequent Events (August 1, 2026 - Present):

•	The Company closed its previously announced senior secured credit facilities with Bank of Montreal in the aggregate principal amount of $40 million.
•	The Company announced the voting results from its annual general and special meeting of shareholders of the Company held on August 11, 2026, where each nominee listed in the Company's management information circular dated June 29, 2026, was elected as a director of the Company, and where the Company's revised Shareholder Rights Plan was approved.
•	The Company announced the opening of three new Canna Cabana locations across Lindsay, Orléans, and Regina, bringing the Canadian Canna Cabana store count to 232, including 105 in Ontario and 14 in Saskatchewan.

Selected financial information for the three and nine months ended, July 31, 2026:
(Expressed in thousands of Canadian Dollars)

	Three months ended July 31,			Nine months ended July 31,
	2026	2025	Change	2026	2025	Change
	$	$	∆	$	$	∆
Free cash flow(i)	7,017	7,682	(9) %	11,438	10,678	7%
Net cash provided by operating activities	10,091	10,650	(5) %	20,384	19,588	4%
Revenue	198,818	149,690	33%	556,443	429,955	29%
Gross profit	52,746	40,091	32%	145,546	111,002	31%
Gross margin(ii)	27%	27%	- %	26%	26%	- %
Operating expense(iii)	(36,514)	(29,448)	24%	(105,423)	(85,208)	24%
Operating expense as a % of revenue(iv)	18%	20%	(2) %	19%	20%	(1) %
Total expenses	(44,036)	(36,352)	21%	(128,368)	(106,264)	21%
Income from operations	8,710	3,739	133%	17,178	4,738	263%
Adjusted EBITDA(v)	16,232	10,643	53%	41,605	25,794	61%
Adjusted EBITDA as a percentage of revenue(vi)	8%	7%	1%	7%	6%	1%
Net income (loss)	12,748	832	- %	12,420	(4,693)	- %
Adjusted net income (loss)(vii)	2,246	875	157%	(606)	(4,650)	(87) %
Basic income (loss) per share	0.13	0.01	- %	0.14	(0.06)	- %
Diluted income (loss) per share	0.12	0.01	- %	0.13	(0.06)	- %
i. Free cash flow is a non-IFRS financial measure prepared based on the calculation below.
ii. Gross margin is a non-IFRS financial measure. Gross margin is calculated by dividing gross profit by revenue.
iii. Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
iv. Operating expense as a % of revenue is a non-IFRS financial measure. This metric is calculated as operating expense divided by revenue.
v. Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found below.
vi. Adjusted EBITDA as a percentage of revenue is a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.
vii. Adjusted net income (loss) is a non-IFRS financial measure calculated by excluding the fair value changes in the derivative liability and long-term contract asset from net income (loss).

The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

	2026			2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net (loss) Income	12,748	24	(352)	(46,711)	832	(2,836)	(2,689)	(4,802)
Income/deferred tax (recovery) expense	(93)	295	40	(178)	69	46	38	(153)
Accretion and interest	3,531	3,151	3,155	1,213	1,795	1,950	2,101	2,308
Depreciation and amortization	6,644	6,146	8,026	6,503	6,080	5,880	5,847	5,362
EBITDA(i)	22,830	9,616	10,869	(39,173)	8,776	5,040	5,297	2,715
Inventory fair value	-	792	690	865	-	-	-	-
Foreign exchange loss (gain)	979	(212)	(144)	333	120	114	(13)	5
Transaction and acquisition costs	2,047	2,077	2,958	2,682	881	1,616	630	773
Other (gain) loss	-	-	-	(41)	(1)	42	-	(874)
Impairment loss	-	-	-	23,564	-	-	-	4,964
Share-based compensation	878	881	370	668	824	1,250	1,175	750
(Gain) loss on fair value change in derivative liability	(11,787)	762	(3,286)	23,516	43	-	-	(88)
Loss on fair value change in long term contract asset	1,285	-	-	-	-	-	-	-
Adjusted EBITDA(i)	16,232	13,916	11,457	12,414	10,643	8,062	7,089	8,245
Adjusted EBITDA margin(ii)	8%	8%	6%	8%	7%	6%	5%	6%
Adjusted EBITDA - trailing twelve months	54,019	48,430	42,576	38,208	34,039	33,010	34,989	38,335
i. EBITDA and Adjusted EBITDA are non-IFRS financial measures.
ii. Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.

	2026			2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Cash flow from operating activities	11,886	8,752	5,486	6,599	8,231	4,686	4,644	6,179
Changes in non-cash working capital	(1,795)	(4,319)	374	(2,321)	2,419	3,569	(3,961)	3,473
Net cash provided by operating activities	10,091	4,433	5,860	4,278	10,650	8,255	683	9,652
Sustaining capex	(492)	(289)	(286)	(345)	(460)	(692)	(361)	(533)
Lease liability payments	(2,582)	(2,662)	(2,635)	(2,610)	(2,508)	(2,667)	(2,222)	(3,211)
Free cash flow(i)	7,017	1,482	2,939	1,323	7,682	4,896	(1,900)	5,908
Free cash flow - trailing twelve months	12,761	13,426	16,840	12,001	16,586	11,996	16,483	21,991
i. Free cash flow is a non-IFRS measure.

OUTLOOK

Bricks-and-Mortar Retail

High Tide's wholly owned subsidiary, Canna Cabana, is the largest cannabis retail chain in Canada with 232 locations. Canna Cabana also owns and operates a location in Berlin, Germany, selling consumption accessories. As previously communicated, the Company reiterates its long-term goal of surpassing 350 locations across Canada and opening over 20 locations in calendar 2026, mostly through organic growth, while also evaluating supplemental M&A opportunities of varying sizes.

White Label Initiatives

The Company continues to expand its white label cannabis product portfolio under its flagship Queen of Bud and Cabana Cannabis Co. brands, increasing from 41 to 48 SKUs sequentially. The Company is also developing several new offerings to further grow its white label portfolio. Currently, white label cannabis SKUs represent approximately 1.9% of the Company's total bricks-and-mortar cannabis sales. Over the long term, the Company anticipates significant growth in its white label portfolio.

Cabana Club & ELITE

The Company's Cabana Club and ELITE loyalty programs, which remain the largest such cannabis loyalty programs in the world, continue to expand at a rapid pace across Canada. Cabana Club membership has now surpassed 2.73 million members in Canada, which is up 27% in the past year. Over the long term the Company anticipates exceeding 3 million Cabana Club members in Canada. ELITE, the paid membership tier now exceeds 186,000 members in Canada - after growing by 62% compared to last year - with additional members being onboarded daily.

Europe

High Tide's German medical cannabis subsidiary, Remexian Pharma GmbH, has continued to gain momentum since the Company's acquisition of a majority stake, with market share increasing from 6.5% to 10.5% in the first six months post transaction. The Company notes that while industry data isn't available, Remexian's shipments have increased 44% since the three months ended March 31, 2026. Management is encouraged by this strong and increasingly bullish trajectory and believes the Company is well positioned to sustain, and potentially grow, its share of the German medical cannabis market, supported by its unmatched Canadian supply relationships and the continued growth of Germany's medical cannabis sector. The record tonnage distributed by Remexian during the third fiscal quarter provides further evidence of this positive momentum and, assuming the current regulatory framework remains materially unchanged, could be indicative of the scale and growth potential of the business in the quarters ahead. The Company continues to assess potential opportunities in other European jurisdictions, and is committed to being strategic on any entry with the aim of maximizing shareholder value.

United States

The Company's conviction in the long-term opportunity for its U.S. hemp-derived CBD subsidiaries continues to be reinforced by an evolving federal policy environment. Consistent with the rationale behind becoming founding members of the U.S. National Compassionate Care Council, the Company and its subsidiary, NuLeaf Naturals, remain focused on helping to shape thoughtful federal and state medical cannabis policy while supporting efforts to expand patient access to cannabinoid therapies.

Federal reform in the U.S. has continued to accelerate. On April 23, 2026, the U.S. Department of Justice and Drug Enforcement Administration (DEA) moved FDA-approved cannabis drug products and cannabis subject to a state medical marijuana license from Schedule I to Schedule III of the Controlled Substances Act, the most significant shift in U.S. federal cannabis regulation in decades. Building on that order, the DEA conducted an administrative hearing between June 29 and July 15, 2026, to consider the broader rescheduling of cannabis from Schedule I to Schedule III.

The Company believes that broader rescheduling, if ultimately implemented, could have significant implications for the U.S. cannabis industry, including the listing policies of major North American capital markets exchanges. High Tide is actively assessing whether broader rescheduling could create a pathway for exchange-listed companies to participate directly in the U.S. state-legal adult-use cannabis market while maintaining their existing listings. The Company has initiated outreach to the Nasdaq Stock Exchange and the TSX Venture Exchange to better understand how broader federal rescheduling could impact their respective listing policies and, ultimately, High Tide's ability to pursue opportunities in the U.S. adult-use cannabis sector.

The Company continues to engage with multiple counterparties in the U.S. to explore potential opportunities.

WEBCAST LINK FOR TIDE EARNINGS EVENT

The Company will host a webcast and conference call to discuss its unaudited results and outlook at 11:30 AM (Eastern Time) on Tuesday, September 15, 2026.

https://app.webinar.net/4WqyjMOJnKb

Participants are encouraged to pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

North American Toll Free: 1-888-510-2154
International Toll Free (Germany): 498005889782

ABOUT HIGH TIDE

High Tide Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 232 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario. Excluding British Columbia, where store counts are capped at 8, the Company holds a growing 14% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 10.5% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding:

The Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions, expansions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory, or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the distribution methods expected to be used by the Company to deliver its product offerings; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future business operations and activities and the timing and performance thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the competitive landscape within which the Company operates and the Company's market share or reach; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein; the Company remaining on a positive growth trajectory; same-store sales continuing to increase; the Company making increases to its revenue profile; the Company completing the development of its cannabis retail stores; the Company's ability to generate positive free cash flow and remain free cash flow positive for the fiscal year; free cash flow allowing the Company to finance its growth with internal cash flows; the Company's ability to maximize shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions; the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; the ability of the company to use cash generated from existing operations to fund future locations; Cabana Club and ELITE loyalty programs membership continuing to increase; the anticipated changes to and effects of the ELITE program on the business and operations of the Company; the Company hitting its forecasted revenue and sales projections; the intention of the Company to complete any offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to any future offering; the Company's expected use of the net proceeds from any future offering; the listing of Common Shares offered in any future offering; the anticipated effects of any future offering on the business and operations of the Company; the Company's ability to enter emerging legal cannabis jurisdictions, the ability of the Company to capture additional market share in the amount and on the timelines indicated herein; the ability of the Company to add over 20 stores this calendar year and reach its goals of 350 stores nationwide, 3 million Cabana Club members in Canada, the ability of the Company to sustain or grow its share of the German medical cannabis market and to expand into further European markets in coming quarters; whether additional working capital will be needed to grow Remexian; the ability to remain free cash flow positive for the 2026 fiscal year; the closing of announced acquisitions, the ability of the Company to develop and launch cannabis, white label, and consumption accessory offerings and for sales of its higher-margin white label brands to grow; the ability to fund store growth internally; and the ability of the Company and its subsidiaries to capitalize on further federal reforms in the U.S. and elsewhere and for these to be a growth opportunity for the Company.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's net proceeds from the ATM Program and future financings. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

__________________________
[1] Based on publicly available data from Statistics Canada, excluding British Columbia where entities are capped at 8 stores
[2] Based on publicly available data from Statistics Canada, excluding British Columbia where entities are capped at 8 stores
[3] For the month of June 2026, based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[4] Calculated by chaining monthly data, and based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[5] Based on latest data from Statistics Canada

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 16:00e 14-SEP-26